Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 26, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited. (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting – Unaudited Financial Results for the quarter ended June 30, 2023

In furtherance to our letter dated June 21, 2023, we would like to inform you that the Board of Directors of the Company, at its meeting held on July 26, 2023, has inter alia approved the Unaudited Financial Results of the Company for the quarter ended June 30, 2023.

In terms of the above, we are enclosing herewith the following:

1.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter ended June 30, 2023, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Financial Results of the Company for the above period.

3.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter ended June 30, 2023, as per Indian Accounting Standards.

4.	Unaudited Standalone Financial Results of the Company for the quarter ended June 30, 2023, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Consolidated Financial Results as mentioned at serial nos. 3 & 4 are also enclosed.

The Board Meeting commenced at 09:00 AM and concluded at 15:45 PM.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above